United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 1-13970	CUSIP Number 171117104
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Chromcraft Revington, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
1330 Win Hentschel Boulevard, Suite 250
Address of Principal Executive Office (Street and Number)
West Lafayette, Indiana 47906
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (“Form 10-K”) with the Securities and Exchange Commission by the prescribed due date without unreasonable effort or expense because the Registrant requires additional time to complete the preparation of its Form 10-K. In accordance with Rule 12b-25, the Registrant expects to file the Form 10-K no later than April 16, 2013.

The Registrant has also been actively working with its lender to amend the provisions of its existing credit facility or to otherwise refinance such existing credit facility. No assurance can be made that the Registrant’s lender will agree to such an amendment on the terms to be requested by the Registrant or that the Registrant will otherwise be able to refinance such credit facility on satisfactory terms.

These efforts have been ongoing and extensive and have required the Registrant to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to these matters.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

James M. La Neve Vice President and Chief Financial Officer	(765)	807-2640
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chromcraft Revington, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	04-01-2013	By /s/	James M. La Neve	Title:	James M. La Neve Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).